UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025.

Commission File Number: 000-51848

Avricore Health Inc.

(Exact name of registrant as specified in its charter)

1120-789 West Pender St, Vancouver, BC, V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): NO

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): NO

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibits

The following exhibits are included in this form 6-K:

Exhibit No.	Description	Date Released
1	News Release-Q1 results and ongoing progress report	2025-06-02
2	News Release-Avricore appoints Roger Seccombe CEO	2025-06-05
3	Management information circular-Notice of AGM	2025-06-16
4	Form of proxy	2025-06-16
5	Notice of meeting	2025-06-16
7	Financial statement request form	2025-06-16
8	News Release-Avricore grants options	2025-06-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVRICORE HEALTH INC.

Date: July 10, 2025	By	“Kiki Smith”
Kiki Smith
Chief Financial Officer

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